Exhibit 99.1

BONA FILM GROUP LIMITED ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

BEIJING, April 8, 2016 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced the completion of its merger (the “merger”) with Mountain Tiger Limited (“Merger Sub”), a wholly-owned subsidiary of Mountain Tiger International Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated December 15, 2015 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a public traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s ordinary shares, par value US$0.0005 per share (each a “Share”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive $27.40 in cash per Share without interest, and, for the avoidance of doubt, each of the Company’s American depositary shares (each an “ADS”), each two representing one Share, issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$13.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes, other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any options (the “Options”) or restricted share awards (the “Restricted Shares”) of the Company issued under its share incentive plans, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the “Dissenting Shares”), and (d) Shares (including Shares issuable under the Options, the Restricted Shares and Shares represented by ADSs) beneficially owned by the certain rollover shareholders (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”).

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after this announcement, Deutsche Bank Trust Company Americas (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS that represents Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$13.70 per ADS surrendered in cash without interest (less $0.05 per ADS cancellation fees) and net of any applicable withholding taxes.

The Company also announced today that it has requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended. The Company requested NASDAQ to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration is expected to become effective within 90 days of the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Barclays Bank PLC is serving as the financial advisor to the independent committee of the board of directors of the Company (the “Independent Committee”). Shearman & Sterling LLP is serving as the U.S. legal counsel to the Independent Committee and Maples and Calder is serving as the Cayman Islands legal counsel to the Independent Committee. Simpson Thacher & Bartlett LLP is the Company’s U.S. legal counsel. Davis Polk & Wardwell is serving as legal counsel to Barclays Bank PLC.

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CITIC Securities Co., Ltd. is serving as the financial advisor to (i) Mr. Dong Yu, the Chairman and Chief Executive Officer of the Company, and his controlled affiliates, (ii) Uranus Connection Limited, (iii) Alibaba Pictures Group Limited and its affiliated entity, (iv) Willow Investment Limited, an affiliate of Tencent, (v) Orrick Investments Limited, an affiliate of Fosun International Limited, (vi) Sequoia Capital China I, L.P. and its affiliated funds, (vii) SAIF Partners IV L.P. and (viii) All Gain Ventures Limited (collectively, the “Buyer Group”). Kirkland & Ellis is serving as the U.S. legal counsel to the Buyer Group. Conyers Dill & Pearman is serving as the Cayman Islands legal counsel to the Buyer Group.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com